UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 1-2680

COLUMBUS SOUTHERN POWER COMPANY
(Exact name of registrant as specified in its charter)

1 Riverside Plaza, Columbus, OH 43215, Telephone (614)716-1000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Floating Rate Senior Notes Series A due 2012 5.50% Senior Notes Series C due 2013 6.60% Senior Notes Series D due 2033 5.85% Senior Notes Series F due 2035 6.05% Senior Notes Series G due 2018
(Title of each class of securities covered by this Form)
None.
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	⁪
Rule 12g-4(a)(2)	⁪
Rule 12h-3(b)(1)(i)	⁪
Rule 12h-3(b)(1)(ii)	⁪
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: one holder per series

Pursuant to the requirements of the Securities Exchange Act of 1934, Ohio Power Company, as successor by merger to Columbus Southern Power Company, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 9, 2012	By: /s/ Thomas G. Berkemeyer
Name: Thomas G. Berkemeyer
Title: Assistant Secretary